

ELECTRONIC PROOF COPY

This proof copy is in PDF format and is generated directly from the HTML document that will be submitted to EDGAR.

The document has been shrunk to 75% of the original size and has been converted to PDF for easy printing and proofing.

When filing to EDGAR, the document will be 25% larger and therefore more legible.

If you have any questions please do not hesitate to contact us:

TNT Filings
(416) 806-1750
file@tntfilings.com
www.tntfilings.com



Computershare

Investor Services

Computershare Trust Company of Canada
100 University Avenue
Toronto, Ontario
M5J 2Y1
Telephone 1-800-663-9097
www.computershare.com

Canada
Australia
Channel Islands
Hong Kong
Germany
Ireland
New Zealand
Philippines
South Africa
United Kingdom
USA

November 5, 2003

To: Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
Commission des valeurs mobilières du Québec
Saskatchewan Securities Commission
Securities Registry, Government of the Northwest Territories
Registrar of Securities, Government of the Yukon Territories
Nunavut Legal Registry
The Toronto Stock Exchange
New York Stock Exchange

Dear Sirs:

Subject: Goldcorp Inc.

We confirm that the following English material was sent by pre-paid mail on November 4, 2003, to the registered shareholders of common shares of the subject Corporation who requested to receive the interim financial statements:

1. Third Quarter Interim Report – Nine Months Ended September 30, 2003

We also confirm that a copy of the above was mailed to all non-registered shareholders of the subject Corporation whose names appear on the Corporation's Supplemental Mailing List in compliance with current securities legislation requirements.

In compliance with regulations made under the Securities Act, we are providing this confirmation to you in our capacity as agent for the subject Corporation.

Yours truly,

(Signed)
Mariano Salvador
Assistant Account Manager
Stock Transfer Services
(416) 263-9529
(416) 981-9800 Fax